Exhibit 4.7
Bonus Schedule Board Members 2005
(“Tantiemeregelung”)

Bonus Schedule 2005

12 monthly base salaries
Bonus Schedule
On achievement of target:

> 98%	Bonus equal to	12 monthly salaries
> 96%		11
> 94%		10
> 92%		9
> 90%		8
> 88%		7
> 86%		6
> 84%		5
> 82%		4
> 80%		3
> 78%		2
> 76%	Bonus equal to	1 monthly salary

Performance in Excess of Target:
Each Executive Board member receives a portion of the total excess that exceeds the agreed value of € 2,086 billion. The portion of the total excess from which the individual portion of each Executive Board member derives is 3 % for all Executive Board members together. An individual Executive Board member’s portion corresponds to the individual portion of his base salary as a percentage of the total base salaries of all Executive Board members.
The target for 2005 is as follows:
The “operating income of the SAP Group excluding costs for share-based compensation programs and acquisition-related expenditures” (pro forma operating income) with a (100%) target value of € 2,086 billion will form the basis for the 2005 bonus schedule. For the purposes of determining the calculation base for bonuses, a rise in ACTUAL value will be linked with software revenue growth: Software revenue growth of up to +10% will result in an increase of € 10 million for each 1%, and thereafter in an increase of € 20 million for each 1%.